UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes in Registrant’s Certifying Accountant

Dismissal of Former Independent Registered Public Accounting Firm

On November 22, 2025, the Audit Committee (the “Audit Committee”) of the Board of Directors of Zhibao Technology Inc. (the “Company”) approved the dismissal of Marcum Asia CPAs LLP (“Marcum Asia”) as independent registered public accounting firm of the Company, effective on November 24, 2025.

The audit reports of Marcum Asia on the Company’s consolidated financial statements as of and for the years ended June 30, 2024 and 2023 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years, and for the subsequent interim period through November 24, 2025, the Company had no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F) with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused it to make reference in connection with its opinion to the subject matter of the disagreements.

During the Company’s two most recent fiscal years, and for the subsequent interim period through November 24, 2025, there were no reportable events (as defined by Item 16F(a)(1)(v) of Form 20-F), except for the material weaknesses in the Company’s internal control over financial reporting previously disclosed in the Company’s (i) registration statements on (a) Form F-1, as amended (File No. 333-290132), initially filed with the U.S. Securities and Exchange Commission (“SEC”) on September 9, 2025, (b) Form F-1, as amended (File No. 333-286140), initially filed with the SEC on March 26, 2025 and declared effective on July 21, 2025, (c) Form F-1, as amended (File No. 333-282423), initially filed with the SEC on September 30, 2024 and declared effective on November 22, 2024, (d) Form F-1, as amended (File No. 333-274431), initially filed with the SEC on September 8, 2023 and declared effective on March 29, 2024, in connection with the Company’s initial public offering, and (e) Form F-3 (File No. 333-290341), initially filed with the SEC on September 18, 2025 and declared effective on September 29, 2025, and (ii) annual report on Form 20-F filed with the SEC on October 31, 2024 (the “2024 20-F”), as amended by Amendment No. 1 to the 2024 20-F filed with the SEC on April 28, 2025, regarding (i) insufficient number of personnel with an appropriate level of U.S. GAAP knowledge and experience and ongoing training in the application of U.S. GAAP commensurate with its financial reporting requirements, and (ii) the Company’s inadequate proper IT control related logical access security.

In accordance with Item 16F(a)(3) of Form 20-F, the Company furnished Marcum Asia with a copy of this Form 6-K, providing Marcum Asia with the opportunity to furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company herein in response to Item 16F(a) of Form 20-F, and if not, stating the respects in which it does not agree. Attached as Exhibit 16.1 is a copy of Marcum Asia’s letter addressed to the SEC relating to the statements made by the Company in this report.

Appointment of New Independent Registered Public Accounting Firm

On November 22, 2025, the Audit Committee approved the appointment of HYYH CPA. LLC (“HYYH”) as independent registered public accounting firm of the Company, effective on November 24, 2025.

As previously disclosed on the Form 6-K filed with the SEC on July 2, 2025, the Company entered into a Share Purchase Agreement with certain shareholders of Zhonglian Jinan Insurance Brokers Co., Ltd. (“Zhonglian”), pursuant to which the Company agreed to acquire 51% equity ownership interest of Zhonglian from the shareholders. On May 23, 2025, Zhonglian engaged HYYH to audit the financial statements of Zhonglian.

Except as disclosed above, during the Company’s two most recent fiscal years, the Company did not consult HYYH with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that HYYH concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of either a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Financial Statements and Exhibits.

Exhibits.

Exhibit Number	Exhibit
16.1	Letter from Marcum Asia CPAs LLP to Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zhibao Technology Inc.

Date: November 26, 2025	By:	/s/ Botao Ma
		Name:	Botao Ma
		Title:	Chief Executive Officer

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